Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of DD3 Acquisition Corp. II (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated October 21, 2020, except for Note 8, as to which the date is November 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of DD3 Acquisition Corp. II as of October 13, 2020 and for the period from September 30, 2020 (inception) through October 13, 2020, appearing in the Registration Statement on Form S-1, as filed (File No. 333-250212), of DD3 Acquisition Corp. II.

/s/ Marcum llp

Marcum llp

New York, NY

December 7, 2020